Exhibit 99.1
 Q3 2025 Update  November 4th, 2025

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.20  p.23

Executive Summary

Our business delivered strong results in Q3, as all KPIs met or exceeded guidance to deliver strong Free Cash Flow*. The business added 17 million MAU vs. guidance for 14 million, while Subscriber net additions of 5 million were in-line. Revenue was ahead of guidance and grew 12% Y/Y on a constant currency* basis, led by Premium growth. Gross Margin of 31.6% exceeded guidance and expanded 53 bps Y/Y, while Operating Income of €582 million was better due to lower Social Charges, favorability in marketing and personnel related costs and Gross Margin strength. Social Charges were €41 million below forecast due to share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control. Free Cash Flow reached €806 million in Q3, bringing LTM Free Cash Flow to €2.9 billion.

Overall, we are very pleased with our performance heading into year-end and view the business as well positioned to deliver growth and improving margins in 2025 as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q3 2024	Q2 2025	Q3 2025	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	640	696	713	11%	2%
Premium Subscribers	252	276	281	12%	2%
Ad-Supported MAUs	402	433	446	11%	3%
FINANCIALS (€M)					
Premium	3,516	3,740	3,826	9%	2%
Ad-Supported	472	453	446	-6%	-2%
Total Revenue	**3,988**	**4,193**	**4,272**	**7%**	**2%**
Gross Profit	1,240	1,320	1,351	9%	2%
Gross Margin	**31.1%**	**31.5%**	**31.6%**	**--**	**--**
Operating Income	**454**	**406**	**582**	**28%**	**43%**
Operating Margin	11.4%	9.7%	13.6%	--	--
Net Cash Flows From Operating Activities	715	709	829	16%	17%
Free Cash Flow*	**711**	**700**	**806**	**13%**	**15%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Sustained double-digit Y/Y  growth in MAU and Premium Subscribers  Launched 30 product updates this fall, including lossless audio, playlist mixing tools, messaging, an enhanced mobile free tier, taste profile controls and more  Launched Spotify in ChatGPT in October, extending our ubiquity strategy into the high growth agentic AI landscape; the integration enhances discovery and allows Spotify users to receive personalized music and podcast recommendations within ChatGPT  Signed new DSP partnerships with Amazon and Yahoo, giving more advertisers programmatic access to Spotify’s audio and video inventory at scale  Key Highlights  Solid revenue growth with  continued profitability improvement  Total Revenue grew 7% Y/Y to €4.3 billion; Total Revenue grew 12% Y/Y on a constant currency* basis  Gross Margin finished 50 basis points ahead of guidance at 31.6%  Operating Income finished at €582 million, reflecting Y/Y and Q/Q expansion to a 13.6% margin  Free Cash Flow* finished at a Q3 record high of €806 million  Accelerating execution and  laying the foundation for Spotify’s next chapter of growth  MAUs surpassed 700 million during Q3, growing 11% Y/Y to 713 million and reflecting Y/Y and Q/Q growth across all regions  Premium Subscribers grew 12% Y/Y to 281 million, reflecting Y/Y and Q/Q growth across all regions

 Results  Q3 2025 Actuals  Guidance  Total Revenue (€B)  Above  €4.3  €4.2  Gross Margin  Above  31.6%  31.1%  Operating Income (€M)*  Above  €582  €485  Key Highlights: Actuals vs. Guidance  Users  Results  Q3 2025 Actuals  Guidance  Monthly Active Users (M)  Above  713  710  Premium Subscribers (M)  In-Line  281  281  Financials  * Includes (€16) million of Social Charges which were €41 million below forecast / guidance driven by share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

 USER, FINANCIAL & LIQUIDITY SUMMARY  Q3 2024  Q4 2024  Q1 2025  Q2 2025 Q3 2025 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  640  675  678  696  713  11%  --  Premium Subscribers  252  263  268  276  281  12%  --  Ad-Supported MAUs  402  425  423  433  446  11%  --  FINANCIALS (€M)  Premium  3,516  3,705  3,771  3,740  3,826  9%  13%  Ad-Supported  472  537  419  453  446  -6%  0%  Total Revenue  3,988  4,242  4,190  4,193  4,272  7%  12%  Gross Profit  1,240  1,368  1,326  1,320  1,351  9%  13%  Gross Margin  31.1%  32.2%  31.6%  31.5%  31.6%  --  --  Total Operating Expenses  786  891  817  914  769  -2%  1%  Operating Income  454  477  509  406  582  28%  33%  Operating Margin  11.4%  11.2%  12.1%  9.7%  13.6%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  715  883  539  709  829  16%  --  Free Cash Flow*  711  877  534  700  806  13%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  6.1  7.5  8.0  8.4  9.1  --  --  Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

Financial Summary

Revenue

Revenue of €4,272 million grew 7% Y/Y in Q3 (or 12% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 9% Y/Y (or 13% Y/Y constant currency*), driven by subscriber gains; and
- Ad-Supported Revenue decline of -6% Y/Y (or flat Y/Y constant currency*)
- Unfavorable currency movements slowed Total Revenue Y/Y growth by ~450 bps vs. the ~490 bps incorporated into our guidance

Profitability

Gross Margin was 31.6% in Q3, up 53 bps Y/Y reflecting:

- Premium decline driven by video podcast costs, partially offset by Revenue growth outpacing music costs net of marketplace programs and audiobook costs; and
- Ad-Supported gains driven by improved contribution from podcasts and music

Operating Income was €582 million in Q3 and reflected the above, along with:

- Higher costs associated with marketing, personnel and related costs (excluding Social Charges)
- Operating Expenses included (€16) million in Social Charges

At the end of Q3, our workforce consisted of 7,323 full-time employees globally

Free Cash Flow & Liquidity

Free Cash Flow* was €806 million in Q3. Our liquidity and balance sheet remained strong, with €9.1 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Advertising business transformation continues  Ad-Supported Revenue declined -6% Y/Y (or flat Y/Y constant currency*). On a constant currency basis, growth in music and podcast advertising driven by growth in impressions sold was offset by softness in pricing and optimization of our podcasting inventory in our Owned & Licensed portfolio. Our automated sales channels remained the largest contributors to overall advertising growth.  Revenue  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** ARPU means Premium Average Revenue per User.  *** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ****Auction-Based Revenue includes biddable sales within the Spotify Ad Exchange and Spotify Ads Manager.  Premium growth driven by Subscriber gains  Premium Revenue grew 9% Y/Y to €3,826 million (or 13% Y/Y constant currency*), reflecting subscriber growth of 12% Y/Y and a Premium ARPU** decline of -4% Y/Y to €4.53 (or flat Y/Y constant currency).  Excluding the impact of FX, ARPU performance was driven by price increase benefits, offset by product/market mix.

 Premium Gross Margin was 33.2% in Q3, down 34 bps Y/Y. The Y/Y trend was driven by video podcast costs (inclusive of costs previously attributable to the Ad-Supported segment), partially offset by Revenue growth outpacing music costs net of marketplace programs and audiobook costs.  Gross Margin  Driven by continued improvement in Ad-Supported segment  Gross Margin finished at 31.6% in Q3, up 53 bps Y/Y. The Y/Y trend was driven by improvement in our Ad-Supported segment.  Ad-Supported Gross Margin was 18.4% in Q3, up 525 bps Y/Y. The Y/Y trend was driven by improved contribution from podcasts and music.

 Operating Expenses declined 2% Y/Y in Q3. Absent the effects of Y/Y movements in currency and Social Charges, the ~11% Y/Y increase in Operating Expenses was driven primarily by an increase in marketing and personnel and related costs. The Y/Y increase in marketing was partially driven by campaign timing, while the increase in personnel and related costs was partially driven by a shift in the timing of annual equity grants.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Share price movements this quarter resulted in Social Charges coming in €41 million below forecast at (€16) million in current period Operating Expenses. Prior year period Operating Expenses included €53 million in Social Charges.  Operating Expenses  Y/Y trend led by marketing and personnel costs  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record Q3 performance aids balance sheet strength  Free Cash Flow* was €806 million in Q3, a record high Q3 as a result of higher Net Income adjusted for non-cash items, partially offset by movements in net working capital. Capital expenditures rose €19 million Y/Y to €23 million.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged €1.3 billion of Free Cash Flow on a trailing 12 month basis for the past three years. In Q3, trailing 12 month Free Cash Flow expanded to €2.9 billion, supporting our strong balance sheet and €9.1 billion in cash and cash equivalents, restricted cash and short term investments balance.  We repurchased $77 million in shares in Q3. Year-to-date through November 3rd, we repurchased $410 million in shares.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 11% Y/Y to 713 million, up from 696 million last quarter and 3M above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Rest of World, Europe and North America  Global launch of mobile free tier enhancements  Successful marketing campaigns in select developing markets  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 12% Y/Y to 281 million, up from 276 million last quarter and in-line with guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Latin America and North America  Strong global promotional campaign intake  Premium Subscribers

 PRODUCT  & PLATFORM

Delivering on the Year of Accelerated Execution



Launched lossless audio to Premium users in more than 50 markets, allowing Subscribers to enjoy higher-quality audio up to 24-bit/44.1 kHz FLAC, unlocking greater detail across nearly every song available on Spotify.


9:41
Sarah
11 Jul 2024 at 10:27
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electro beat hoppy thursday evening
Playlist • Made for Benito
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I think you're gonna love this one. I can't stop playing it on repeat!
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Cherry Wine
grentperez
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Introduced Messages to Free and Premium users aged 16+ in select markets on mobile, allowing fans to keep track of recommendations and share their favorite music, podcasts and audiobooks with friends and family.


Midnight Fade
Mixed by Jordi
Public • 1h 32m
Add
Mix
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Still Riding
Barry Can't Swim
130 bpm
3A 3:37
Auto
4 bars
Something In The Air
Late Replies
130 bpm
5A 3:35
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Effects
Low pass...
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Fade
Rise

Leveled up playlists with mixing tools. Premium listeners can now take their playlists further with the ability to add and customize transitions between tracks. Now in beta, the feature gives fans even more control and allows users to more easily create unique playlists.

Spotify

 Setting up for the next chapter of growth  Introduced Spotify in ChatGPT, allowing users to receive personalized music and podcast recommendations. With integrations across more than 2,000 devices already, we’re making it even easier for listeners to discover their next favorite track, playlist or podcast.  Announced new DSP partnerships with Amazon and Yahoo, granting programmatic access to Spotify’s inventory at scale. Since launching the Spotify Ad Exchange in April 2025, advertiser participation has grown by 142%, helping brands reach fans wherever they listen.  Rolled out updates to Spotify’s Free experience globally. These enhancements make it easier to listen, connect and share music for free. Listeners now have more control to search and play any track, or to jump right into a song shared by a friend.

Reaching new engagement milestones


HUNGER GAMES
LEVER DE SOLEIL SUR LA MOISSON
SUZANNE COLLINS
XAVIER BAUR
Track 5
DE BERG KONING
Antoine de Saint-Exupéry
LE PETIT PRINCE
Le Petit Prince
La Très Catastrophique Visite du Zoo

Celebrated two years of audiobooks in Premium. Spotify has introduced millions of new listeners to audiobooks in just two years and our English language catalog has more than tripled since launch, from 150K to over 500,000 titles.


JAM

Jam hit 100 million monthly listening hours. Our personalized, real-time group listening experience lets people tune in together and build a shared queue. Cars are now the #1 Jam device, followed by speakers, phones and TVs - clear proof that shared listening is happening everywhere.



Taylor Swift's The Life of a Showgirl breaks records, becoming Spotify's most-streamed album in a single day this year and the most pre-saved ever. To celebrate, Spotify hosted a three-day fan experience in NYC with photo ops, Easter eggs and exclusive giveaways.

Spotify

 OUTLOOK

 Outlook for Q4’25  The following forward-looking statements reflect Spotify’s expectations for Q4 2025 as of November 4, 2025 and are subject to substantial uncertainty.  Total MAUs  745 million  Implies the addition of approximately 32 million net new MAUs in the quarter  Total Premium Subscribers  289 million  Implies the addition of approximately 8 million net new subscribers in the quarter  Total Revenue  €4.5 billion  Assumes ~620 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of Q3 close (e.g. USD:Euro of 0.8523 as of September 30th, 2025)  Gross Margin  32.9%  Primarily driven by Y/Y favorability in Ad-Supported segment  Operating Income  €620 million  Incorporates €17 million in Social Charges based on a Q3 close share price of $698

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and Chief Executive Officer, Alex Norström, our Co-President and Chief Business Officer, Gustav Söderström, our Co-President and Chief Product & Technology Officer, and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ325. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I57050716  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 5, 2025, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  September 30, 2025  June 30, 2025  September 30, 2024  Revenue  4,272  4,193  3,988  Cost of revenue  2,921  2,873  2,748  Gross profit 1,351  1,320  1,240  Research and development  309  415  342  Sales and marketing 349  364  332  General and administrative  111  135  112  769  914  786  Operating income  582  406  454  Finance income 262  89  66  Finance costs  (17)  (447)  (122)  Finance income/(cost) - net 245  (358)  (56)  Income before tax  827  48  398  Income tax (benefit)/expense  (72)  134  98  Net income/(loss) attributable to owners of the parent  899  (86)  300  Earnings/(loss) per share attributable to owners of the parent  Basic  4.36  (0.42)  1.49  Diluted 3.28  (0.42)  1.45  Basic 205,964,504  205,426,999  201,575,568  Weighted-average ordinary shares outstanding  Diluted  213,789,735  205,426,999  207,399,501

 September 30, 2025  December 31, 2024  Assets  Non-current assets  Lease right-of-use assets  242  226  Property and equipment  174  188  Goodwill  1,078  1,201  Intangible assets  33  48  Long term investments  2,888  1,635  Restricted cash and other non-current assets  61  68  Finance lease receivables  69  74  Deferred tax assets  87  186  4,632  3,626  Current assets  Trade and other receivables  735  771  Income tax receivable  117  28  Short term investments  3,606  2,667  Cash and cash equivalents  5,456  4,781  Other current assets  143  132  10,057  8,379  Total assets   14,689  12,005  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,459  6,124  Treasury shares  (328)  (262)  Other reserves  3,654  2,707  Accumulated deficit  (2,006)  (3,044)  Equity attributable to owners of the parent  7,779  5,525  Non-current liabilities  Exchangeable Notes  —  1,539  Lease liabilities  444  462  Accrued expenses and other liabilities  1  5  Provisions  3  3  Deferred tax liabilities  223  21  671  2,030  Current liabilities  Trade and other payables  1,193  1,342  Income tax payable  31  33  Deferred revenue  692  683  Accrued expenses and other liabilities  2,519  2,347  Exchangeable Notes  1,741  —  Provisions  50  25  Derivative liabilities  13  20  6,239  4,450  Total liabilities  6,910  6,480  Total equity and liabilities   14,689  12,005  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 Increase in trade receivables and other assets  (26)  (19)  (4)  Increase in trade and other liabilities  100  201  86  Increase in deferred revenue  25  12  33  Increase in provisions  2  8  —  Interest paid  (11)  (6)  (9)  Interest received  57  57  77  Income tax paid  (5)  (58)  (15)  Net cash flows from operating activities  829  709  715  Investing activities  Payment of deferred consideration pertaining to business combinations  —  (2)  —  Purchases of property and equipment  (23)  (10)  (4)  Purchases of short term investments  (4,783)  (4,643)  (1,439)  Sales and maturities of short term investments  4,369  4,228  1,364  Dividends received  1  22  —  Change in restricted cash  —  1  —  Other  (2)  —  (3)  Net cash flows used in investing activities  (438)  (404)  (82)  Financing activities  Proceeds from exercise of stock options  39  92  152  Repurchases of ordinary shares  (58)  —  —  Payments of lease liabilities  (15)  (22)  (18)  Payments for employee taxes withheld from restricted stock unit releases  (66)  (59)  (35)  Net cash flows (used in)/from financing activities  (100)  11  99  Net increase in cash and cash equivalents  291  316  732  Cash and cash equivalents at beginning of the period  5,161  5,019  4,054  Net foreign exchange gains/(losses) on cash and cash equivalents  4  (174)  (98)  Cash and cash equivalents at period end   5,456   5,161  4,688  September 30, 2024  Operating activities  Net income/(loss) 899 (86) 300  Adjustments to reconcile net income/(loss) to net cash flows  Depreciation of property and equipment 19 20 21  Amortization of intangible assets 5 6 9  Impairment charges on real estate assets 5 1 —  Share-based compensation expense 75 73 63  Finance income (262) (89) (66)  Finance costs 17 447 122  Income tax (benefit)/expense (72) 134 98  Other 1 8 —  Changes in working capital:  (Unaudited) (in € millions)  Three months ended September 30, 2025 June 30, 2025  Interim condensed consolidated statement of cash flows

 Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  899  (86)  300  Fair value gains on dilutive Exchangeable Notes  (197)  —  —  Net income/(loss) used in the computation of diluted earnings per share  702  (86)  300  Shares used in computation:  Weighted-average ordinary shares outstanding  205,964,504  205,426,999  201,575,568  Exchangeable Notes  2,911,498  —  —  Stock options  3,614,107  —  3,989,363  Restricted stock units  1,292,184  —  1,814,968  Other contingently issuable shares  7,442  —  19,602  Diluted weighted-average ordinary shares  213,789,735  205,426,999  207,399,501  Diluted earnings/(loss) per share attributable to owners of the parent   3.28   (0.42)  1.45  September 30, 2025  June 30, 2025  September 30, 2024  Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  899  (86)  300  Shares used in computation:  Weighted-average ordinary shares outstanding  205,964,504  205,426,999  201,575,568  Basic earnings/(loss) per share attributable to owners of the parent   4.36   (0.42)   1.49  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings/(loss) per share

 Three months ended  September 30, 2025  September 30, 2024  IFRS revenue  4,272  3,988  Foreign exchange effect on 2025 revenue using 2024 rates  178  Revenue excluding foreign exchange effect  4,450  IFRS revenue year-over-year change %  7%  Revenue excluding foreign exchange effect year-over-year change %  12%  IFRS Premium revenue  3,826  3,516  Foreign exchange effect on 2025 Premium revenue using 2024 rates  152  Premium revenue excluding foreign exchange effect  3,978  IFRS Premium revenue year-over-year change %  9%  Premium revenue excluding foreign exchange effect year-over-year change %  13%  IFRS Ad-Supported revenue  446  472  Foreign exchange effect on 2025 Ad-Supported revenue using 2024 rates  26  Ad-Supported revenue excluding foreign exchange effect  472  IFRS Ad-Supported revenue year-over-year change %  (6%)  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  —%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2025  September 30, 2024  IFRS revenue  4,272  3,988  IFRS cost of revenue  2,921  2,748  IFRS gross profit  1,351  1,240  Foreign exchange effect on 2025 gross profit using 2024 rates  50  Gross profit excluding foreign exchange effect  1,401  IFRS gross profit year-over-year change %  9%  Gross profit excluding foreign exchange effect year-over-year change %  13%

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2025 September 30, 2024  IFRS Research and development expenses  309  342  Foreign exchange effect on 2025 expenses using 2024 rates  8  Research and development expenses excluding foreign exchange effect  317  IFRS Research and development expenses year over year change %  (10)%  Research and development expenses excluding foreign exchange effect year-over-year change %  (7)%  Reconciliation of IFRS to non-IFRS results  Three months ended  September 30, 2025 September 30, 2024  IFRS Sales and marketing expenses  349  332  Foreign exchange effect on 2025 expenses using 2024 rates  14  Sales and marketing expenses excluding foreign exchange effect  363  IFRS Sales and marketing expenses year over year change %  5 %  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  9 %  Three months ended  September 30, 2025 September 30, 2024  IFRS General and administrative expenses  111  112  Foreign exchange effect on 2025 expenses using 2024 rates  5  General and administrative expenses excluding foreign exchange effect  116  IFRS General and administrative expenses year over year change %  (1)%  General and administrative expenses excluding foreign exchange effect year-over-year change %  4 %  Three months ended  September 30, 2025 September 30, 2024  IFRS Operating expenses  769  786  Foreign exchange effect on 2025 operating expenses using 2024 rates  27  Operating expenses excluding foreign exchange effect  796  IFRS Operating expenses year over year change %  (2)%  Operating expenses excluding foreign exchange effect year-over-year change %  1%

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2025 September 30, 2024  IFRS operating income  582 454  Foreign exchange effect on 2025 operating income using 2024 rates  23  Operating income excluding foreign exchange effect  605  IFRS operating income year-over-year change %  28%  Operating income excluding foreign exchange effect year-over-year change %  33%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Net cash flows from/(used in) operating activities	37	39	40	(70)	59	13	211	397	211	492	715	883	539	709	829
Capital expenditures	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)	(23)
Change in restricted cash	(5)	3	—	2	—	(2)	6	—	1	—	—	—	1	1	—
Free Cash Flow	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**	**700**	**806**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Net cash flows from operating activities	46	68	42	213	680	832	1,311	1,815	2,301	2,629	2,846	2,960
Capital expenditures	(25)	(17)	(14)	(10)	(6)	(9)	(9)	(12)	(17)	(18)	(26)	(45)
Change in restricted cash	—	5	—	6	4	5	7	1	1	1	2	2
Free Cash Flow	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**	**2,822**	**2,917**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q3 close, our stock price was $698. In Q3, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €37M impact on Social Charges.